Exhibit 99.1

Bitauto Announces First Quarter 2017 Results

Revenue from transaction services increased 193.5% year-over-year

BEIJING, May 11, 2017 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2017[1].

Bitauto First Quarter 2017 Highlights

•	Revenue in the first quarter of 2017 was RMB1.55 billion (US$224.5 million), a 41.1% increase from the corresponding period in 2016.

•	Gross profit in the first quarter of 2017 was RMB1.03 billion (US$149.1 million), a 38.3% increase from the corresponding period in 2016.

•	Loss from operations in the first quarter of 2017 was RMB10.9 million (US$1.6 million), compared to a loss from operations of RMB66.5 million (US$9.7 million) in the corresponding period in 2016.

•	Non-GAAP income from operations in the first quarter of 2017 was RMB223.1 million (US$32.4 million), a 101.6% increase from the corresponding period in 2016.

•	Net loss in the first quarter of 2017 was RMB50.1 million (US$7.3 million), compared to a net loss of RMB99.8 million (US$14.5 million) in the corresponding period in 2016.

•	Non-GAAP net income in the first quarter of 2017 was RMB156.9 million (US$22.8 million), a 102.3% increase from the corresponding period in 2016.

•	Basic and diluted net loss per ADS in the first quarter of 2017 was RMB1.69 (US$0.25) and RMB1.78 (US$0.26), respectively.

•	Non-GAAP basic and diluted net income per ADS in the first quarter of 2017 was RMB1.22 (US$0.18) and RMB1.09 (US$0.16), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto said, “We are pleased to report a set of solid results for the first quarter of 2017, as total revenue for the quarter increased 41.1% year-over-year, with transaction services growing 193.5% year-over-year. Our Non-GAAP net income for the quarter rose 102.3% year-over-year to RMB156.9 million, thanks to improved operating efficiency and economies of scale in our new businesses.”

“As we build Bitauto into the preferred platform for auto consumption in China, we remain focused on the following three areas: traffic, leads-to-transaction conversion rate, and monetization capabilities in both our media and transaction businesses. With regard to traffic, we recently formed strategic partnerships with Baidu on Aladdin covering both mobile and PC, and with leading news aggregation app Toutiao. These collaborations will enhance traffic, the quality of sales leads and the Bitauto brand. To increase our conversion rate and monetization capabilities, we will continue to develop China’s most powerful auto related big data competence based on the most comprehensive and dynamically updated automobile and user behavior data. Big data is enabling us to uncover consumer demand at various stages of the auto purchase cycle and to generate more revenue with multi-purpose transactions covering financing, trade-ins and insurance. We will also apply this data competence to creating next-gen marketing tools to improve both user experience and drive media revenue growth. As we make gradual progress in these strategic areas, we also expect to benefit from enhanced synergies across our business lines.”

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Mr. Andy Zhang, president of Bitauto, said, “In the first quarter of 2017 our transaction services business saw strong growth as we successfully fulfilled rising consumer demand for online auto financing and offered more diversified products with partner institutions on our transaction services platform. We expect revenue and profit contributions from platform services to increase as part of transaction services going forward.”

“We are also delighted to report that Yixin, Bitauto’s transaction services subsidiary, has entered into agreements with strategic shareholders including Bitauto, Tencent, China Orient AMC International, and SF Express founder Mr. Wei Wang to receive new investments. Upon completion of the deal, Bitauto will hold no less than 48% of Yixin’s outstanding share capital and continue to consolidate the financials of Yixin, which we believe will create additional long-term value for our shareholders.”

Ms. Cynthia He, chief financial officer of Bitauto, said, "Bitauto delivered robust results for the first quarter of 2017, with continued momentum in our transaction services business and encouraging progress in enhancement efforts across media and transaction services. Our margins for the quarter also showed strong improvement as a result of new business growth and operating efficiency. Looking forward, we will continue to allocate resources towards enhancing the Bitauto brand, user traffic, and big data capabilities in order to strengthen our long-term competitiveness.”

Bitauto First Quarter 2017 Results

Bitauto reported revenue of RMB1.55 billion (US$224.5 million) for the first quarter of 2017, representing a 41.1% increase from the corresponding period in 2016. The increase in revenue was primarily attributable to the growth of the Company's transaction services business.

•	Revenue from the advertising and subscription business for the first quarter of 2017 was RMB744.9 million (US$108.2 million), representing a 4.2% increase from RMB714.5 million (US$103.8 million) in the corresponding period in 2016. Out of total revenue from the advertising and subscription business for the first quarter of 2017, RMB713.7 million (US$103.7 million) was new car related and RMB31.2 million (US$4.5 million) was used car related.

•	Revenue from the transaction services business for the first quarter of 2017 was RMB625.8 million (US$90.9 million), representing a 193.5% increase from RMB213.2 million (US$31.0 million) in the corresponding period in 2016. The increase was attributable to a higher volume of transaction services. Out of total revenue from the transaction services business for the first quarter of 2017, RMB311.6 million (US$45.3 million) was new car related and RMB314.2 million (US$45.7 million) was used car related.

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•	Revenue from the digital marketing solutions business for the first quarter of 2017 was RMB174.8 million (US$25.4 million), representing a 4.3% increase from RMB167.6 million (US$24.3 million) in the corresponding period in 2016.

Cost of revenue for the first quarter of 2017 was RMB519.0 million (US$75.4 million), representing a year-over-year increase of 47.0% from the corresponding period in 2016. Cost of revenue as a percentage of revenue in the first quarter of 2017 was 33.6%, compared to 32.2% in the corresponding period in 2016. The increase was primarily due to increased cost related to transaction services.

Gross profit for the first quarter of 2017 was RMB1.03 billion (US$149.1 million), representing a 38.3% increase from the corresponding period in 2016.

Selling and administrative expenses were RMB921.0 million (US$133.8 million) for the first quarter of 2017, representing a 28.2% increase from the corresponding period in 2016. This increase was primarily attributable to the increase in headcount and related expenses.

Product development expenses were RMB116.8 million (US$17.0 million) for the first quarter of 2017, representing an 18.9% increase from the corresponding period in 2016. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB65.2 million (US$9.5 million) in the first quarter of 2017, compared to RMB24.0 million (US$3.5 million) in the corresponding period in 2016. The increase was mainly due to the granting of restricted share units in the first quarter of 2017.

Loss from operations in the first quarter of 2017 was RMB10.9 million (US$1.6 million), compared to a loss from operations of RMB66.5 million (US$9.7 million) in the corresponding period in 2016.

Non-GAAP income from operations in the first quarter of 2017 was RMB223.1 million (US$32.4 million), representing a 101.6% increase from the corresponding period in 2016.

Income tax expense in the first quarter of 2017 was RMB59.3 million (US$8.6 million), compared to an income tax expense of RMB26.4 million (US$3.8 million) in the corresponding period in 2016. The increase was mainly due to the impact of increased income from operations for some of the Company’s subsidiaries.

Net loss in the first quarter of 2017 was RMB50.1 million (US$7.3 million), compared to a net loss of RMB99.8 million (US$14.5 million) in the corresponding period in 2016. Basic and diluted net loss per ADS, each representing one ordinary share, in the first quarter of 2017 amounted to RMB1.69 (US$0.25) and RMB1.78 (US$0.26), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB80.3 million (US$11.7 million).

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Non-GAAP net income in the first quarter of 2017 was RMB156.9 million (US$22.8 million), representing a 102.3% increase from the corresponding period in 2016. Non-GAAP basic and diluted net income per ADS in the first quarter of 2017 amounted to RMB1.22 (US$0.18) and RMB1.09 (US$0.16), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB80.3 million (US$11.7 million).

As of March 31, 2017, the Company had cash and cash equivalents, time deposit and restricted cash of RMB8.34 billion (US$1.21 billion). Cash used in operating activities, cash used in investing activities, and cash from financing activities in the first quarter of 2017 were RMB225.8 million (US$32.8 million), RMB968.6 million (US$140.7 million), and RMB3.44 billion (US$500.2 million), respectively.

Accounts receivable, net was RMB1.97 billion (US$286.8 million) as of March 31, 2017, compared to RMB2.07 billion (US$300.5 million) as of December 31, 2016.

As of March 31, 2017, the Company's transaction services business had cash and cash equivalents and restricted cash of RMB4.79 billion (US$696.4 million), finance receivables of RMB15.82 billion (US$2.30 billion) and borrowings and nonrecourse securitization debt of RMB14.80 billion (US$2.15 billion).

The number of employees totaled 7,661 as of March 31, 2017, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 34.6% increase from March 31, 2016, which was primarily due to additional headcount from Kankanche that we acquired in the fourth quarter of 2016.

As of March 31, 2017, the Company had a total of 70,726,025 ordinary shares, with 34,625,744 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the first quarter of 2017 were calculated using a weighted average of 69,345,055 and 76,896,273 ADSs, respectively.

Recent Updates

Bitauto, along with Tencent, China Orient AMC International, and SF Express founder Mr. Wei Wang, have entered into definitive agreements to invest up to RMB4 billion into Yixin Capital Limited, Bitauto’s transaction services subsidiary. The transactions are expected to close by the end of May 2017, subject to customary closing conditions, whereupon Bitauto will hold no less than 48% of Yixin’s outstanding share capital.

In addition, to better reflect the nature of its business, Yixin Capital Limited will change its name to Yixin Group Limited.

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Second Quarter 2017 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.83 billion (US$265.9 million) to RMB1.88 billion (US$273.1 million) in the second quarter of 2017, representing a 30.4% to 34.0% increase from the corresponding period in 2016.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on May 11, 2017 U.S. Eastern Time (8:00 PM on May 11, 2017 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	9907057

A replay of the conference call may be accessed by phone at the following number until May 19, 2017:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	9907057

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8832 to US$1.00, the effective noon buying rate as of March 31, 2017 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

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Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites as well as corresponding mobile applications. These websites and mobile applications provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto’s transaction services business is a leading automotive transaction services platform in China, which provides e-commerce transaction services to automobile dealers and online automotive financial platform services to consumers and financial institutions including banks, auto finance companies and insurance companies.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as non-GAAP financial measures. Non-GAAP income from operations is defined as income from operations excluding (i) share-based payments and (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income is defined as net income excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) share of amortization of equity investments' intangible assets not on their books; (iv) investment income associated with non-cash investment matters; and (v) amortization of the BCF discount on the convertible notes. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

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For investor and media inquiries, please contact:

China

Suki Li
Bitauto Holdings Limited
Phone: +86-10-6849-2145
ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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